RVision, Inc.

Imaging Systems for Sight

April 03, 2008

Mark P. Shuman

Branch Chief—Legal

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington D.C. 20549

Re:	RVision, Inc.

Registration Statement on Form SB-2

File No. 333-135182

Dear Mr. Shuman:

RVision, Inc. (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) grant withdrawal of the Registrant's registration statement on Form SB-2, initially filed with the Commission on June 21, 2006, and subsequently amended on February 13, April 27, June 15, and October 19, 2007 (the “Registration Statement”).

The Registrant requests withdrawal due to the deterioration in the securities markets at large, changes in the Registrant's executive personnel, and delays in the Registrant's execution of its business plan, all of which reduce the likelihood that the Registrant will be able to avail itself of the anticipated benefits of reaching the public markets.

Further, the recently effective Rule 144 amendments make it more likely that shareholders will be able to reach the public markets through the provisions of that rule.

No sales of the Registrant’s securities have been completed pursuant to the Registration Statement.

Respectfully,

RVision, Inc.

/s/ Brian M. Kelly

Brian M. Kelly

President & COO

2445 5th Avenue, Suite 450, San Diego, California 92101 (619) 233-1403 fax (619) 233-1423

www.rvisionusa.com